SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                     Amendment No.   21

                MONMOUTH CAPITAL CORPORATION
                      (Name of Issuer)


                        COMMON STOCK
               (Title of Class of Securities)

                          609524103
                       (CUSIP Number)


                    Eugene W. Landy, Esq.
              Juniper Business Plaza, Suite 3-C
                     3499 Route 9 North
                 Freehold, New Jersey 07728
                         732-577-9997
             Name, address and telephone number
           of Person Authorized to Receive Notices
                     and Communications)


                         January 8, 2002
            (Date of Event Which Requires Filing
                       this Statement)


            ANNUAL REPORT --  NO MATERIAL CHANGE

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                         []

           Check  the  following box if a fee is being  paid
with this statement:  [      ]

1.   Name of Reporting Person, S.S. or I.R.S. Identification
No. of Reporting Person:

     Eugene W. Landy               S.S. ####-##-####

2.   Check appropriate box if member of a group:

     a)   [ X  ]

     b)   [      ]

3.   SEC Use Only


4.   Source of Funds:

     Eugene W. Landy used personal funds.

5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or
     2(e):


6.   Citizen or Place of Organization:  Citizen of U.S.A.

Number of Shares    7. Sole Voting Power        108,293.6847 shares
Beneficially Owned 8. Shared Voting Power 116,431.4545 shares by Reporting Person 9. Sole Dispositive Power 108,293.6847 shares
                   10. Shared Dispositive Power 116,431.4545 shares

11. Aggregate Amount Beneficially Owned by Reporting Person:

     224,725.1392

12. Check if the Aggregate Amount in Row (11) excludes Certain Shares:

     [   X   ]

13.  Percent of Class Represented by Amount in Row (11):

     13.24%

14.  Type of Reporting Person:  Individual

ITEM 1.   SECURITY AND ISSUER

          Common   Stock   issued  by   Monmouth   Capital
          Corporation, Juniper Business Plaza, Suite 3-C,
          3499 Route 9 North, Freehold, New Jersey 07728.

ITEM 2.   IDENTITY AND BACKGROUND

      (a) The person filing this statement is Eugene W. Landy.

      (b) Mr. Landy's business address is Juniper Business Plaza,
          Suite 3-C, 3499 Route 9 North, Freehold, New Jersey 07728.

      (c) Mr. Landy's present principal occupation is an attorney; President of Monmouth Capital Corporation; President of Monmouth Real Estate Investment Corporation (formerly Monmouth Real Estate Investment Trust); and Chairman of the Board of United Mobile Homes, Inc.

      (d) Mr. Landy has not been convicted in a criminal proceeding during the past five years.

      (e) Mr. Landy, has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state security laws or finding any violations with respect to such laws.

     (f)  Mr. Landy is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Answers to this Item 3 for Mr. Landy are set forth above.

ITEM 4.   PURPOSE OF TRANSACTION

          Common Stock of Monmouth Capital Corporation was acquired for investment purposes. The acquisition involves no change of control of Monmouth Capital Corporation. Eugene W. Landy is President, Director and a major shareholder. Therefore, Item 4 is somewhat inapplicable. Mr. Landy has no plans for the following:

          (a) The acquisition by any person or additional securities of the issuer, or the disposition of securities of the issuer; except that purchases of Monmouth Capital Corporation common stock in amounts up to 10,000 shares may be made from time to time in the open market; and except that purchases of Monmouth Capital Corporation common stock may be made from time to time under the Company's Dividend Reinvestment and Stock Purchase Plan without limitation.

          (b) the extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, except the Board of Directors of Monmouth Capital Corporation is considering the changes set forth in (f) of this Item 4 below;

          (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the issuer;

          (f) any other material change in the issuer's business or corporate structure, as set forth in the issuer's Form 10K and annual report;

          (g) changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

          (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on January 8, 2002, the following table lists the aggregate number of shares and the percentage of the shares of common stock owned:

				Aggregate Number	Percentage Of
		Name		of Shares Owned		Shares Owned

          Eugene W. Landy         100,274.6176*
          Gloria Landy              8,019.0671
          Eugene W. Landy,
            Profit Sharing         69,051.0000
          Eugene W. Landy,
            Pension Plan           32,835.0000
          Landy Investment         14,545.4545

                     Total:       224,725.1392**         13.24%
__________________________________
*Does not include 50,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option
Plan, which option expires October 4, 2009.
**Excludes shares held by Mr. Landy's adult children in which he disclaims any beneficial interest.

            (b) The information required by this sub-paragraph is contained in the responses to ITEMS 7-10 of the second part of the cover page hereto, which items are hereby incorporated by reference.

            (c) The following transactions were effected by Mr. Landy with respect to the Common Stock of Monmouth Capital
	    Corporation during the past 60 days:

			          Amt. of      Character of    Price Per
	    Name        Date	  Shares       Transaction       Share

	    E.W. Landy   11/9/01    500      Disposition by Gift

            E.W. Landy   12/17/01 7,645.619  Acquisition pursuant  $2.625
                                             to the Company's
                                             Dividend Reinvestment
                                             and Stock Purchase
					     Plan

            Gloria Landy 12/17/01  697.3102  Acquisition pursuant  $2.625
					     to the Company's
					     Dividend Reinvestment
					     and Stock Purchase
					     Plan

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

          There are no contracts, arrangements, understandings or relation-ships (legal or otherwise) between the person named in ITEM 2 hereof or between such person and any person with respect to any securities of Monmouth Capital Corporation.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


                          SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








Dated:    January 8, 2002


				/s/Eugene W. Landy